Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF SECURITIES
The following description of our securities is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation and our Bylaws for additional information.

Authorized Capital Stock
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 15,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), the rights and preferences of which may be established from time to time by our board of directors.

Common Stock
Holders of our Common Stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors. Except as otherwise required by applicable law, a majority vote is sufficient for any act of stockholders. Subject to the rights of holders of any then outstanding shares of our Preferred Stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our Common Stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our Preferred Stock then outstanding. Holders of our Common Stock do not have preemptive rights to purchase shares of our stock. The shares of our Common Stock are not subject to any sinking fund or redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our Preferred Stock we may issue in the future.
Our Common Stock is listed on the New York Stock Exchange under the symbol “CNX.”

Preferred Stock
Our board of directors may, from time to time, authorize the issuance of one or more classes or series of Preferred Stock without stockholder approval.
Subject to the provisions of our Certificate of Incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our Preferred Stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.